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                          March 15, 2024

       Yuval Cohen, Ph.D.
       Chief Executive Officer
       Corbus Pharmaceuticals Holdings, Inc.
       500 River Ridge Drive
       Norwood, MA 02062

                                                        Re: Corbus
Pharmaceuticals Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 13,
2024
                                                            File No. 333-277888

       Dear Yuval Cohen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael J. Lerner, Esq.